EXHIBIT B

METALLICA RESOURCES INC.
MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ONTARIO
SECURITIES ACT

Item 1.	Reporting Issuer:

Metallica Resources Inc. 36 Toronto Street, Suite 1000 Toronto, Ontario M5C 2C5

Item 2.	Date of Material Change

June 23, 2004

Item 3.	Press Release

The press release attached as Attachment “A” was released on CCN Matthews in Canada and on Business Wire in the United States on June 23, 2004 pursuant to section 75(1) of the Act.

Item 4.	Summary of Material Change

Metallica Resources Inc. announced today that it is suspending construction activities at the Cerro San Pedro heap-leach gold and silver project located in the State of San Luis Potosí, Mexico. The Cerro San Pedro project is held by Metallica’s wholly-owned Mexican subsidiary, Minera San Xavier, S.A. de C.V. (“MSX”). In an announcement dated June 2, 2004, the company reported that MSX has encountered significant delays in obtaining the explosives permit required to be issued by the Secretariat of Defense. Additionally, the company reported that MSX has not received assurance that it will secure a renewal of its construction and operating license from the Municipality of Cerro San Pedro. The inability to receive these permits is a key factor in the decision to suspend construction activities.

Item 5.	Full Description of Material Change

The material change is described in the press release attached as Attachment “A”.

Item 6.	Reliance on Section 75(3) of the Act

not applicable

Item 7.	Omitted Information

not applicable

Item 8.	Senior Officers

The following senior officer of Metallica Resources Inc. may be contacted for additional information:

Mr. Richard J. Hall Metallica Resources Inc. c/o Metallica Management Inc. 12200 East Briarwood Avenue, Suite 165 Centennial, Colorado 80112

Item 9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated as of July 2, 2004.

“Richard J. Hall”

Richard J. Hall, President & CEO